Exhibit H-2

        SUGGESTED FORM OF NOTICE OF PROPOSED TRANSACTIONS

Entergy Louisiana, Inc. (70-7580)

          Entergy Louisiana, Inc. ("Entergy Louisiana"), 639 Loyola Avenue, New Orleans, Louisiana 70113, a subsidiary of Entergy Corporation, a registered holding company, has filed a post-effective amendment to its Application-Declaration under Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935 ("Act") .

          Pursuant to Commission authorization (HCAR Nos. 24810, 25246 and 26460, February 2, 1989, January 24, 1991 and January 24, 1996, respectively) (the "Orders"), Entergy Louisiana, Inc. (formerly Louisiana Power & Light Company) ("Entergy Louisiana") entered into a Fuel Lease, dated as of January 31, 1989 (the "Lease"), with River Fuel Company #2, Inc. ("River Fuel") under which Entergy Louisiana leases nuclear fuel required for use at its Waterford 3 nuclear generating unit ("Waterford 3"). Under the terms of the Lease, River Fuel makes payments to suppliers, processors and manufacturers necessary to provide nuclear fuel for Waterford 3, or Entergy Louisiana makes such payments and is reimbursed by River Fuel.

          In accordance with the terms of the Orders, Entergy Louisiana consented to allow River Fuel to finance the acquisition of nuclear fuel through (i) borrowings by River Fuel under a Credit Agreement, dated as of January 31, 1989, with The Bank of New York (the "Credit Agreement"), and (ii) the issuance by River Fuel of secured notes pursuant to Secured Note Agreements entered into with certain institutional lenders.

          Under the Credit Agreement, River Fuel may issue and sell its commercial paper through an agent under a Depositary Agreement supported by an irrevocable direct-pay letter of credit issued under the Credit Agreement. Alternatively, River Fuel can make revolving credit borrowings evidenced by River Fuel's promissory notes.

          Due to changes in the credit markets that have occurred since the execution of the original Credit Agreement in 1989, The Bank of New York, together with certain additional lenders who intend to join as parties under the Credit Agreement, have proposed certain adjustments to the interest rates and commercial paper fees payable by River Fuel thereunder.

          Under the terms of the original Credit Agreement, River Fuel is required to pay a fee of 5/8 of 1% per annum on the average aggregate face amount of commercial paper outstanding during each quarter so long as Entergy Louisiana's senior debt is investment grade, and 1-1/8% per annum on the average aggregate face amount of commercial paper outstanding during each quarter whenever Entergy Louisiana's senior debt is not investment grade. It is now proposed that the above letter of credit fees be increased to a maximum of 1% and 1-7/8%, respectively.

          In addition, each revolving credit borrowing under the original Credit Agreement bears interest at (a) in the case of base rate ("Base Rate") borrowings, the prime rate in effect on the date of such borrowing, and (b) in the case of borrowings based on the London Interbank Offered Rate ("LIBOR"), _ of 1% per annum in excess of LIBOR; provided, however, that if Entergy Louisiana's senior debt rating were to fall below investment grade, the LIBOR option would be unavailable, and Base Rate borrowings would bear interest at the prime rate plus 1%. It is now proposed that (a) Base Rate borrowings bear interest at a maximum rate equal to the higher of (i) the prime rate in effect on the date of such borrowing, and (ii) the sum of 1% per annum and the Federal Funds Rate in effect on the date of such borrowing, and (b) LIBOR borrowings bear interest at a maximum rate of 2% per annum in excess of LIBOR.

          Under the terms of the Lease, River Fuel may not amend the Credit Agreement or enter into any successor credit agreement without the consent of Entergy Louisiana. Authorization is herein requested for Entergy Louisiana to consent to the execution by River Fuel of an amendment to the original Credit Agreement or a successor credit agreement incorporating the revisions described herein."

          The Post-Effective Amendment to the Application Declaration and any further amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _____________, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants and declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any reque6t for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application Declaration as so amended, may be granted and/or permitted to become effective.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.


                              ___________________________________
                                             Secretary